RUBY CREEK RESOURCES INC.
Suite 400, 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2

____________________________________________________________________________________

December 16, 2008

Via EDGAR and facsimile (to (202) 772-9368)

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, D.C.
U.S.A., 20549
Mail Stop 7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

Re:

Ruby Creek Resources Inc. (the "Company")
File No. 333-153105
Registration Statement on Form S-4 (Amendment No. 2) dated December 2, 2008 and filed December 3, 2008
Acceleration Request for Registration Statement

            Ruby Creek Resources Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the "Commission") that the registration statement be permitted to become effective at 3:00 p.m., Washington, D.C. time, on Thursday, December 18, 2008, or as soon thereafter as is practicable. Please advise our counsel, Thomas Deutsch, of Lang Michener LLP, Lawyers - Patent & Trade Mark Agents; at phone direct: (604) 691-7445 or facsimile direct: (604) 693-2679; of any questions you may have respecting this request.

            In connection with our request for acceleration we confirm that:

(a)       we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned registration statement;

(b)       should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(c)       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Yours very truly,

RUBY CREEK RESOURCES INC.

Per:       "Brian Roberts"

Brian Roberts, President, Chief Executive Officer, Principal Executive Officer and a Director